936340

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

JAN 2 5 2006

1086

06022835

January 17, 2006

No Act

Richard Harden
Hinton & Williams LLP
200 Park Avenue
New York, NY 10166-0136

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/17/2006

Re: DTE Energy Company

Dear Mr. Harden:

This is in regard to your letter dated January 5, 2006 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System for inclusion in DTE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that DTE therefore withdraws its December 30, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

RICHARD HARDEN

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

December 30, 2005

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C. 20549

Re: DTE Energy Company

Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

DTE Energy Company, a Michigan corporation (the "Company"), has received a letter dated November 14, 2005 from the City of New York Office of the Comptroller, Bureau of Asset Management (the "Proponent") sponsoring a shareholder proposal (the "Proposal") to be included in the Company's proxy materials for its forthcoming annual meeting of shareholders scheduled to be held on April 27, 2006. We have attached a copy of the letter and the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials pursuant to Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9.

The Proposal

The Proposal requests that management implement equal employment opportunity policies based on the following principles prohibiting discrimination based on sexual orientation and gender identity:

- Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
- The company's non-discrimination policy will be distributed to all employees.
- There will be no discrimination based on any employee's actual or perceived health condition, status, or disability.
- There will be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.

- Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.

- There will be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.

- Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.

- There will be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.

- There will be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and

- There will be no policy barring on [sic] corporate charitable contributions to groups and organizations based on sexual orientation.

The Company believes that the objectives of the Proposal, as it concerns sexual orientation, are fully achieved by the Company's comprehensive policies and practices that prohibit discrimination on the basis of sexual orientation. The Company also has a comprehensive set of guidelines prohibiting harassment in the workplace for any reason, including sexual orientation. The Company is sensitive to, and is supportive of, the concerns and legal rights of all of its employees.

However, the vagueness of the Proposal requires the Company to respectfully submit this request to exclude the Proposal.

The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

Legal Standard

While the Company has been, and continues to be, a strong supporter of non-discrimination based on sexual orientation, the Company believes that the Proposal's reference to "gender identity" is so vague and indefinite that the Proposal violates the Rule 14a-9 prohibition on materially false and misleading statements. As discussed further below, neither the meaning and scope of the term "gender identity," nor the description of the class of persons intended to fit within the protected class is defined in the Proposal or the supporting statement. The Proponent's contemplation of the term "gender identity" may be entirely different than the Company's or shareholders' contemplation of that term. Neither the Company nor shareholders can know with any certainty what is intended by the term "gender identity" and what persons or conduct would be protected under that class. The passage of the Proposal could have sweeping ramifications with respect to the manner in which the Company conducts its business operations and yet the Company and its shareholders can only guess at these ramifications.

Rule 14-8(i)(3) permits a company to exclude a proposal if either the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has permitted registrants to use Rule 14a-8(i)(3) to exclude proposals from the proxy statement if the proposals are determined to be either vague and indefinite or materially false and misleading. See *State Street Corporation* (March 1, 2005); *International Business Machines Corporation* (February 2, 2005). The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); *Philadelphia Electric Co.* (July 30, 1992); *Procter & Gamble Co.* (October 25, 2002). A proposal is considered vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

Gender Identity - the Definition

While the Proposal provides examples of anti-discrimination principles and policies with respect to sexual orientation, it is silent on the meaning of gender identity. The Company's Non-discrimination and Equal Opportunity Policy defines discrimination as "the improper treatment of others based on protected characteristics that have no proper bearing on the individual's ability to meet job requirements," but the Proposal is so vague in describing the characteristics attributable to gender identity that the Company's understanding may be different from that of the shareholders (and both may differ from the understanding of the Proponent). Therefore, neither the Company nor the shareholders would be able to determine with reasonable certainty what specific actions the Proposal requires or be able to estimate to any extent the costs of implementing the Proposal.

The Company has diligently attempted to determine the meaning of gender identity so that it would be able to set forth the standards for the implementation of the Proposal. First, the Company consulted Webster's dictionary, which defines gender identity as "A person's sense of being male or female, resulting from a combination of genetic and environmental influences." This definition is very broad and does not provide examples of identifiable characteristics. In fact, the Webster's definition does not seem to encompass transgender individuals as such, and we have assumed the Proponent would expect coverage for those individuals. Next, the Company turned to legislation in hope of finding a definition of gender identity in the context of employee relations. The Company consulted a bill (the "Bill") that was introduced in the State of Michigan in 2005, which intends to amend the Michigan "Elliot Larsen Civil Rights Act" by including protection from discrimination based on gender identity. Pursuant to the Bill, "gender identity or expression" means having or being perceived as having a gender-related self-identity or expression whether or not associated with an individual's assigned sex at birth.[1] The definition is no more precise than the phrase defined.

Who and What is Protected?

Given the lack of clarity of the meaning of gender identity and lack of guidance in the law on the scope of protected behavior or characteristics attributed to gender identity, the Company would find itself in the position of having to craft such standards on its own. The Company would have to imagine millions of ways in which gender identity could be expressed. While sexual orientation generally does not result in obvious personal expression other than a statement of that orientation, would adoption of the Proposal mandate that all manifestations of any employee's personal gender identity be acceptable on the job and, in fact, protected? After diligent deliberations, the Company does not believe that it can set, with any certainty, the standards suggested by the Proposal.

On the one hand, the Company assumes that transgender employees comprise one of the groups that the Proposal seeks to protect against discrimination, and the Company would readily agree that discrimination against, and harassment of, those employees must be prohibited. On the other hand, the broad language of the Proposal and the definition in the Bill appear to encompass expressions of gender identity which can only be limited by the desire and imagination of the expresser. Even if the Company and shareholders could conceive of all those expressions, it is possible that some of these expressions would be viewed as inappropriate by any reasonable person and thus not supported by the Company or its shareholders.

In order to make an informed decision, shareholders need to understand clearly the intention and impact of the Proposal. Because the Proposal is so vague, the Company believes that shareholders (as well as the Company) will have many questions about the Proposal and its implementation. To illustrate, it is not clear to the Company, and would not be clear to the shareholders voting on the Proposal, whether transvestite employees would be covered by the Proposal. Can there be limits on expressions of gender identity placed on employees who interact with the public (such as meter reading, customer service offices, in-home service calls, etc.)? It is not clear whether deliberately exaggerated or overstated expressions of one's gender identity would also be protected. What sort of behavior can be limited without violating gender identity rights? Neither the Company nor the shareholders voting on the Proposal can know

[1] The Bill treats "gender identity and expression" as one concept. While the Proposal speaks only of gender identity, the Company is incapable of conceiving of situations where gender identity issues would not involve some manner of expression. That is, if the self-identity issue is not expressed in some outward way, there would appear to be no interest to protect.

whether the Human Resources Department would be permitted to exercise any judgment in determining which behavior can be attributed to gender identity and which cannot. It appears that any specific standard set by the Company in implementing the Proposal could by default limit someone's expression of gender identity. Couldn't it be argued that only the individual is allowed to determine what a reasonable expression of gender identity is for that individual?

The Proposal is so vague that it may override other Company policies currently in place. Setting a dress code or a policy prohibiting certain behavior in the office may be in conflict with the protection of expression of gender identity, thus opening the flood gates of discrimination claims. For example, it appears that the Proposal would protect a female employee dressed too provocatively for the office setting, if in so dressing, she claims to express her femininity. Could the Proposal override the Company's safety regulations? Would the Proposal permit employees to work without safety gear? The inability to define the protected behavior and set standards for the implementation of the Proposal would affect the predictability and consistency in both managing the workforce and training personnel to comply with the Company's policies and practices.

The Company has no desire to trivialize the important concerns that the Proponent in good faith seeks to address. However, without making any value judgments with respect to any of the questions raised above, the Company firmly believes that shareholders need to understand clearly what they are being asked to adopt. The Proposal does not provide such clarity.

Gender Identity - Employee Benefits

As set forth above, the Proposal seeks to prohibit discrimination based on gender identity to comply with the following principle: "there will be no discrimination in allocation of employee benefits on the basis of [...] gender identity." Due to the lack of clarity described above, the Company would be unable to ensure that certain individuals intended to be protected in the Proposal are not discriminated against when allocating benefits. The Proposal is not clear as to whether the Company would be required simply to provide all employees with equal basic benefits packages or provide special benefits to the employees with gender identity issues. For instance, the Company cannot determine from the text of the Proposal whether elective cosmetic or gender re-assignment surgery would need to be provided to its employees, if the Company benefit plan would not otherwise provide it. Similarly, the scope of disability benefits that may be payable under the Proposal is simply not quantifiable. While the Company is determined to provide benefit packages to all employees on equal terms, the Company would not know how to ensure non-discrimination based on gender identity when it is unclear which additional benefits might be required should the Proposal be implemented. Therefore, the Proposal is so vague that the Company cannot implement it.

HUNTON & WILLIAMS

Conclusion

To the extent that the Bill, or any legislation introduced in the future, becomes law prohibiting discrimination on the basis of gender identity, the Company will of course comply with the law. However, the Company expects that enforceable legislation will contain greater specificity than the Proposal. The Company must know what it is being asked to do, and the shareholders must know what they are being asked to vote upon.

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2006 Proxy Materials.

* * *

In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been emailed to cfletters@sec.gov in compliance with the instructions found at the Commission's website in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

We would request an opportunity to discuss this letter with you prior to the issuance of a response if the Staff believes that it would not be able to grant relief requested herein.

If you have any questions, require further information or would like to discuss this matter, please call Richard Harden, Esq. at 212-309-1246 or Teresa Sebastian, Esq. (Assistant General Counsel, DTE Energy Company) at 313-235-3690.

Sincerely,

Attachments

cc: Kenneth B. Sylvester, Office of Comptroller of New York City
William C. Thompson, Jr., Office of Comptroller of New York City
Bruce Peterson, Esq., Senior Vice President and General Counsel, DTE Energy Company
Teresa Sebastian, Esq., Assistant General Counsel, DTE Energy Company

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

TELEPHONE: (212) 669 013
FAX NUMBER: (212) 669 072
WWW.COMPTROLLER.NYC OV

EMAIL: KSYLVES@comptroller.n gov

RECEIVED

NOV 28 2005

Teresa M. Sebastian

November 14, 2005

Ms. Susan M. Beale
Secretary and Executive Officer
DTE Energy Company
2000 2nd Avenue
Detroit, MI 48226-1279

Dear Ms. Beale:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of DTE Energy Company common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2013 if you have any further questions on this matter.

Very truly yours,

Kenneth B. Sylvester

Kenneth B. Sylvester

Enclosures
DTE Energy 05-06

SEXUAL ORIENTATION/EQUALITY PRINCIPLES

WHEREAS, corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Minneapolis, Seattle and Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Taskforce study has found that 16% -44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians, and bisexuals;

A number of Fortune 500 corporations have implemented non-discrimination policies encompassing the following principles:

1) Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2) The company's non-discrimination policy will be distributed to all employees.
3) There will be no discrimination based on any employee's actual or perceived health condition, status, or disability.
4) There will be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6) There will be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
8) There will be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.

9) There will be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10) There will be no policy barring on corporate charitable contributions to groups and organizations based on sexual orientation.

RESOLVED: The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

STATEMENT: By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Sex orient reso 2005

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

RICHARD HARDEN

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

January 5, 2006

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
101 F. Street, N.E.
Washington, D.C. 20549

Re: DTE Energy Company
Withdrawal of No-Action Request

Ladies and Gentlemen:

By letter dated December 30, 2005, on behalf of DTE Energy Company (the "Company"), we requested that the Staff of the Securities and Exchange Commission confirm that it would not recommend any enforcement action against the Company if it omitted from its 2006 proxy materials a shareholder proposal (the "Proposal") submitted by the City of New York, Office of the Comptroller, Bureau of Asset Management (the "Proponent").

Please be advised that by letter dated January 4, 2006, the Proponent notified the Company that it was withdrawing the Proposal. A copy of the Proponent's letter is attached hereto as Exhibit A. Accordingly, we are hereby notifying the Staff of the Division of Corporation Finance that the Company intends to omit the Proposal from its 2006 proxy materials and is withdrawing its request for no-action relief in connection with the Proposal.

We are simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been emailed to cfletters@sec.gov in compliance with the instructions found at the Securities and Exchange Commission's website.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact Richard Harden, Esq. at 212-309-1246 or Teresa Sebastian, Esq. (Assistant General Counsel, DTE Energy Company) at 313-235-3690.

Sincerely,

Attachments

cc: Kenneth B. Sylvester, Office of Comptroller of New York City
William C. Thompson, Jr., Office of Comptroller of New York City
Bruce Peterson, Esq., Senior Vice President and General Counsel, DTE Energy Company
Teresa Sebastian, Esq., Assistant General Counsel, DTE Energy Company

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 4, 2006

Mr. Larry E. Steward
Vice President Human Resources
DTE Energy Company
2000 2nd Ave., 2425 WCB
Detroit, MI 48226-1279

Dear Mr.Steward:

On the basis of the committments contained in your letter to us of December 21, 2005, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sexual orientation non-discrimination that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma